Exhibit 99.1

Form 51-101F5

Notice of Ceasing to Engage in Oil and Gas Activities

This is the form referred to in section 6.2 of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51.101").

1.	Terms to which a meaning is ascribed in NI 51-101 have the same meaning in this form.

2.	The noticed referred to in section 6.2 of NI 51.101 must in all material respects be in the following form:

Notice of

Ceasing to Engage in Oil and Gas Activities

Management and the board of directors of Empower Clinics Inc. (the "Company") have determined that as of June 12, 2015 the Company is no longer engaged, directly or indirectly, in oil and gas activities.

"Steven McAuley"

Steven McAuley, CEO

"Mathew Lee"

Mathew Lee, CFO

"Emily Davis"

Emily Davis, Director

"Peter McDonough"

Peter McDonough, Director

April 1, 2019